Exhibit 99.1

NexGen Announces Additional US$110 Million Financing with CEF Holdings

VANCOUVER, June 30, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce that it has entered into a binding term sheet with CEF Holdings Limited ("CEF") for a second financing package totalling US$110 million, comprising:

(a)	US$50 million of common shares of NexGen (the "Placement Shares"); and

(b)	US$60 million aggregate principal amount of unsecured convertible debentures (the "New Debentures").

The US$50 million placement will result in the issuance of approximately 24.1 million Placement Shares at a price of C$2.70 (US$2.07 at an exchange rate of 1.3060) per Placement Share representing the 20-day VWAP of the Company's common shares (the "Common Shares"). The New Debentures will be convertible at the holder's option into Common Shares at a conversion price (the "Conversion Price") of C$3.52 (US$2.69 at an exchange rate of 1.3060), equal to a 30% premium to the 20-day VWAP of the Common Shares. The "20-day VWAP" was calculated as the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 20 trading days ending on the day prior to the date of execution of the binding term sheet, converted into US$ using the C$-US$ daily average rate of exchange published by the Bank of Canada for each relevant date.

In connection with the financing, the Company and CEF have also agreed to extend the maturity date of the existing US$60 million aggregate principal amount of unsecured convertible debentures (the "Existing Debentures") to match the maturity date of the New Debentures as well as certain other non-financial amendments including the strategic alignment provisions described below.

Leigh Curyer, Chief Executive Officer of NexGen commented: "We are thrilled to build on the partnership between NexGen and CEF, which formally commenced just 12 months ago with the initial investment of US$60 million. This financing represents a very strong alignment between NexGen and CEF and funds the Company to expedite the optimal development of Arrow."

"Our investment today builds on the shared long-term vision and close strategic partnership with NexGen," said CEF's Chief Executive Officer, Warren Gilman.  "NexGen continues to deliver on all its objectives as it develops Arrow.  We are excited at the opportunity to support the Company in its goal of maximizing shareholder value by optimizing the development of Arrow which is proving to be one of the best mineral assets we've encountered."

The Existing Debentures, Placement Shares and New Debentures are expected to be held by CEF (Capital Markets) Limited, a wholly-owned subsidiary of CEF (as to US$20 million principal amount of Existing Debentures, US$25 million of the Placement Shares and US$20 million principal amount of New Debentures); and holding companies (the "Li Investor") of which each of Messrs. Li Ka Shing and his son Victor Li are entitled to exercise, or control the exercise of, one-third or more of the voting power at general meetings (as to the balance of Existing Debentures, Placement Shares and New Debentures).  CEF (Capital Markets) Limited and the Li Investor are collectively referred to below as the "Investors".

The Terms

The New Debentures will carry a 7.5% coupon (the "Interest") over a 5-year term.  The New Debentures will be convertible at the holder's option into Common Shares at the Conversion Price of C$3.52 (US$2.69 at an exchange rate of 1.3060), equal to a 30% premium to the 20-day VWAP ending on the day prior to the date of execution of the binding term sheet.

The Company will be entitled, on or after the third anniversary of the date of the issuance of the New Debentures, at any time that the 20-day VWAP exceeds 130% of the Conversion Price, to redeem the New Debentures at par plus accrued and unpaid Interest.

Two-thirds of the Interest (equal to 5% per annum) is payable in cash. One-third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on either the TSX or NYSE MKT (whichever has the greatest trading volume of Common Shares) ending on the day prior to the date such Interest payment is due.

Strategic Alignment Provisions

In consideration for the increased investment in NexGen, the Company and the Investors will enter into an investor rights agreement (the "Investor Rights Agreement"). The Investor Rights Agreement will provide for the following:

(a)	For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree (i) not to tender or agree to tender (or convert) the New Debentures or the Existing Debentures or any Common Shares they hold to an unsolicited takeover bid, (ii) to exercise the votes attached to all Common Shares they hold in respect of any change of control transaction, and deposit or tender such Common Shares, in accordance with the recommendation of the Company's Board of Directors (the "Board"), (iii) to withhold votes in respect of any Common Shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any Common Shares they hold contrary to the recommendation of the Board;

(b)	For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company;

(c)	For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will be subject to restrictions on disposition applicable to any Common Shares they hold, consisting of giving prior notice to the Company of any proposed disposition of more than 0.5% of the number of Common Shares then outstanding and either: (i) disposing of such Common Shares to specific willing investors identified by the Company within a 7-day period; or (ii) disposing of such Common Shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Comany within the 7-day period; and

(d)	For so long as they hold at least 15% of the Common Shares (on a partially diluted basis), the Investors will have the right to nominate one director to the Board.

Use of Proceeds

Including the proceeds from this financing, NexGen will have cash reserves of approximately C$200 million. Proceeds from the financing will be used to fund the continuing exploration and development of the Company's SW2 properties (which includes the Rook 1 project) and for general corporate purposes.

Approval

The financing is subject to the satisfaction of customary closing conditions, including regulatory approval, the completion of definitive documentation, there being no material adverse change in the business of the Company, or a major event of national or international consequence that disrupts the financial markets or the business, operations or affairs of the Company.

Advisors

TD Securities Inc. is acting as financial advisor and lead placement agent to NexGen and CIBC World Markets Inc. is acting as financial advisor to CEF.

This news release shall not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referenced herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements thereunder.

Early Warning Disclosure

This portion of the news release is issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103") of the Canadian Securities Administrators, which also requires an early warning report to be filed with the applicable securities regulators containing additional information with respect to the foregoing matters.  A copy of the early warning report of the Li Investor will be available on NexGen's issuer profile on SEDAR at www.sedar.com.

Following completion of this financing, the Li Investor will hold: (a) an aggregate of 13,903,461 Common Shares, representing approximately 4.2% of the issued and outstanding Common Shares; (b) US$40 million aggregate principal amount of Existing Debentures; and (c) US$40 million aggregate principal amount of New Debentures.  For the Placement Shares that partially gave rise to the early warning reporting requirements, the Li Investor paid C$2.70 per share and C$32.597 million in aggregate. Immediately before this financing, the Li Investor holds 1,250,735 Common Shares, representing approximately 0.4% of the issued and outstanding Common Shares as well as US$40 million aggregate principal amount of the Existing Debenture. The Li Investor does not have any present intention to acquire ownership of, or control over, additional securities of NexGen, other than pursuant to the terms of the New Debentures and Existing Debentures and the placement fee owing in connection with this financing which will be paid in Common Shares at closing. It is the intention of the Li Investor to evaluate its investment in NexGen on a continuing basis and such holdings may be increased or decreased in the future, subject to the strategic alignment provisions. For the purposes of NI62-103 the head office address of the Li Investor is East Asia Chambers, P.O. Box 901, Road Town, Torotola, British Virgin Islands and the head office address of the Company is 3150 – 1021 West Hastings Street, Vancouver BC Canada V6E 0C3.

About CEF Holdings Limited

CEF Holdings Limited is owned 50% by CK Hutchison Holdings Ltd. and 50% by the Canadian Imperial Bank of Commerce ("CIBC"). CK Hutchison Holdings is the publicly-listed flagship company of the CK Hutchison Group of companies, the Hong Kong based multi-national conglomerate with the combined market cap of the Group in excess of US$100 billion. CIBC is a leading North American financial institution with operations around the world. CEF is an investor in significant resource assets on a global basis.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the indicated mineral resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the inferred mineral resource category.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols. For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth herein please refer to the technical report entitled "Technical Report on the Rook 1 Property, Saskatchewan, Canada" dated effective March 31, 2017 (the "Rook 1 Technical Report") prepared by Mark B. Mathisen and David A. Ross, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available on NexGen's issuer profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the completion of the proposed financing, the use of proceeds from the financing described in this news release, and the receipt of all required regulatory approvals, including of the TSX and the NYSE MKT. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, specific risks relating to the negotiation and execution of the definitive agreements for the financing, the use of proceeds from the financing, the satisfaction of each party's obligations in accordance with the terms of the definitive agreements for the financing; failure to receive any required regulatory approvals (including stock exchange) or other approvals, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2017/30/c7245.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@ nxe-energy.ca, www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 30-JUN-17